                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                         AMERICAN EAGLE OUTFITTERS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   02553E 10 6
                                 (CUSIP Number)

                             Neil Bulman, Jr., Esq.
                        Porter Wright Morris & Arthur LLP
                              41 South High Street
                               Columbus, OH 43215
                                  614-227-2219

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 18, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b) (3) or (4), check the following box [ ].

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" or the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  02553E 10 6


1.       Names of Reporting Person: Jay L. Schottenstein
         S.S. or I.R.S. Identification No. of Above Individual (optional): N/A

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [X]
                  (b)      [ ]

3.       SEC Use Only

4.       Source of Funds: 00

5. Check Box if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  [ ]

6.       Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power: 11,489,311

8.       Shared Voting Power: 249,535

9.       Sole Dispositive Power: 6,648,517

10.      Shared Dispositive Power: 249,535

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         11,738,846

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [ ]

13.      Percent of Class Represented by Amount in Row (11): 25.1%

14.      Type of Reporting Person: IN


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CUSIP No.  02553E 10 6


                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

   (a)   Title of Class of Securities: Common Stock, without par value
   (b) Name of Issuer: American Eagle Outfitters, Inc., f/k/a Natco Industries, Inc.
   (c)   Address of Issuer's Principal Executive Offices:
         150 Thorn Hill Drive,
         Warrendale, Pennsylvania 15086-7528

ITEM 2.  IDENTITY AND BACKGROUND

   (a)   Name of Persons Filing:

         (1)      Jay L. Schottenstein
         (2)      Retail Ventures, Inc.
         (3)      Geraldine Schottenstein Hoffman
         (4)      Ann Schottenstein Deshe
         (5)      Susan Schottenstein Diamond

   (b)   Address of Principal Business Office, or, if  none, Residence:

         (1)      1800 Moler Road, Columbus, Ohio  43607
         (2)      1800 Moler Road, Columbus, Ohio  43607
         (3)      1800 Moler Road, Columbus, Ohio  43607
         (4)      1800 Moler Road, Columbus, Ohio  43607
         (5)      1800 Moler Road, Columbus, Ohio  43607

   (c)   Present Occupation:

         (1)      Chairman of the Board and Chief Executive Officer
         (2)      N/A
         (3)      N/A
         (4)      N/A
         (5)      N/A

   (d)   Criminal convictions:  Not applicable
   (e)   Civil proceedings:  Not applicable
   (f)   Citizenship:  All of the reporting persons are United States Citizens

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Effective April 7, 1999, American Eagle Outfitters, Inc., f/k/a Natco Industries, Inc. ("New American Eagle") became a reporting company under the Securities and Exchange Act of


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CUSIP No.  02553E 10 6


1934, as the successor to AE Stores Company, f/k/a American Eagle Outfitters, Inc. ("Old American Eagle") in order to implement a holding company organizational structure. This was accomplished through a reorganization in which a merger subsidiary of New American Eagle merged into Old American Eagle. In the reorganization, all of the shares of Old American Eagle, other than shares owned by New American Eagle, were converted into the same number of shares of New American Eagle. The 13,982,348 shares of Old American Eagle held by New American Eagle were cancelled in the reorganization. The stockholders of New American Eagle continued to own the 13,982,338 shares in New American Eagle which they owned immediately prior to the reorganization. As a result, the reorganization effected no change in the number of shares outstanding, or in the management, business or operations of Old American Eagle, other than the establishment of a holding company structure, with New American Eagle becoming the holding company and Old American Eagle becoming its wholly-owned operating subsidiary.

ITEM 4.  PURPOSE OF TRANSACTION

   (a) The reorganization described in Item 3 did not change the aggregate ownership of the reporting persons as a group in the Issuer and they continue to control the Issuer. The reporting persons have in the past and may in the future sell shares of the Issuer, in the open market or otherwise, or acquire additional shares, in each case depending on market conditions and their own investment objectives.

Except as previously noted, and subject to their rights as stockholders to recommend and vote in favor or against any change or transaction in the future, at this time the reporting persons have no plans or proposals which relate to or would result in the Issuer or its material subsidiaries engaging in:

   (b)   Any extraordinary corporate transaction;
   (c) Sale or transfer of material assets outside the ordinary course of business;
   (d)   Any change in the board of directors;
   (e)   Any material change in capitalization or dividend policy;
   (f)   Any other material change in business or corporate structure;
   (g)   Changes in charter or bylaws;
   (h)   Causing securities to be delisted;
   (i)   Termination of registration under the 1934 Act; or
   (j)   Any other similar action.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

   (1) Jay L. Schottenstein (All shares have been adjusted to reflect 2-for-1 stock split on May 3, 1999.)

         (a)      Amount Beneficially Owned: 11,738,846 shares; Percent of
                  Class: 25.1%


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CUSIP No.  02553E 10 6


                  Includes 6,125,450 shares held by Retail Ventures, Inc., 69.9% of whose common stock is owned by trusts of which Mr. Schottenstein is a Trustee or Trust Advisor, Mr. Schottenstein is also the Chairman and Chief Executive Officer of Retail Ventures, Inc.; 67 shares held for the benefit of Mr. Schottenstein's minor child; 523,000 shares subject to options exercisable within 60 days; and 5,090,329 shares held in trusts for the benefit of family members as to which Mr. Schottenstein is either Trustee or Trust Advisor.
         (b)      Number of Shares as to which such person has:
                  (i) Sole power to vote or to direct the vote: 11,489,311 shares
                  (ii) Shared power to vote or to direct the vote: 249,535 shares
                  (iii) Sole power to dispose or to direct the disposition of: 6,648,517 shares
                  (iv) Shared power to dispose or to direct the disposition of: 249,535 shares
         (c)      Transactions effected during the past 60 days:  None.
         (d)      Another's right to receive dividends:  Not applicable
         (e)      Date ceased to be a 5% owner:  Not applicable

   (2) Retail Ventures, Inc. (All shares have been adjusted to reflect 2-for-1 stock split on May 3, 1999.)

         (a)      Amount Beneficially Owned: 6,125,450 shares; Percent of Class:
                  13.1%
         (b)      Number of Shares as to which such person has:
                  (i) Sole power to vote or to direct the vote: 6,125,450 shares
                  (ii)     Shared power to vote or to direct the vote: 0 shares
                  (iii) Sole power to dispose or to direct the disposition of: 6,125,450 shares
                  (iv) Shared power to dispose or to direct the disposition of: 0 shares
         (c)      Transactions effected  during the past 60 days:  None.
         (d)      Another's right to receive dividends:  Not applicable
         (e)      Date ceased to be a 5% owner:  Not applicable

   (3) Geraldine Schottenstein Hoffman (All shares have been adjusted to reflect 2-for-1 stock split on May 3, 1999.)

         (a)      Amount Beneficially Owned: 9,841,109 shares; Percent of Class:
                  21.1%
                  The shares are held in trusts for the benefit of family members as to which Ms. Hoffman is trustee.
         (b)      Number of Shares as to which such person has:
                  (i) Sole power to vote or to direct the vote: 2,420,395 shares
                  (ii) Shared power to vote or to direct the vote: 249,535 shares
                  (iii) Sole power to dispose or to direct the disposition of: 9,591,574 shares
                  (iv) Shared power to dispose or to direct the disposition of: 249,535 shares
         (c) Transactions effected by Ms. Deshe by family trusts as to which Ms. Hoffman is either trustee or trust advisor during the past 60 days:


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CUSIP No.  02553E 10 6


                  DATE              SHARES SOLD               SALE PRICE
                  ----              -----------               ----------
                  12/16/99            12,500                   $44.5125
                  12/17/99            77,500                   $44.03230

         (d)      Another's right to receive dividends:  Not applicable
         (e)      Date ceased to be a 5% owner:  Not applicable

   (4) Ann Schottenstein Deshe (All shares have been adjusted to reflect 2-for-1 stock split on May 3, 1999.)

         (a)      Amount Beneficially Owned: 3,792,511 shares; Percent of Class:
                  8.1%
                  These shares are held in trusts for the benefit of family members as to which Ms. Deshe is either Trustee or Trust Advisor.
         (b)      Number of Shares as to which such person has:
                  (i) Sole power to vote or to direct the vote: 2,330,385 shares
                  (ii)     Shared power to vote or to direct the vote: 0 shares
                  (iii) Sole power to dispose or to direct the disposition of: 1,462,126 shares
                  (iv) Shared power to dispose or to direct the disposition of: 0 shares
         (c) Transactions effected during the last 60 days by Ms. Deshe and by Ms. Diamond by family trusts in which Ms. Deshe acts as either trustee or trust advisor:

                  DATE              SHARES SOLD               SALE PRICE
                  ----              -----------               ----------
                  12/16/99            12,500                   $44.5125
                  12/17/99            77,500                   $44.03230
                  12/23/99            17,300                   $47.7658
                  12/27/99            76,600                   $48.00
                  12/28/99             6,000                   $48.0850

         (d)      Another's right to receive dividends:  Not applicable
         (e)      Date ceased to be a 5% owner:  Not applicable

   (5) Susan Schottenstein Diamond (All shares have been adjusted to reflect 2-for-1 stock split on May 3, 1999.)

         (a)      Amount Beneficially Owned: 2,320,394 shares; Percent of Class:
                  4.9%
                  These shares are held in trusts for the benefit of family members as to which Ms. Diamond is either Trustee or Trust Advisor.
         (b)      Number of Shares as to which such person has:
                  (i) Sole power to vote or to direct the vote: 2,320,394 shares
                  (ii)     Shared power to vote or to direct the vote: 0 shares


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CUSIP No.  02553E 10 6


                  (iii) Sole power to dispose or to direct the disposition of: 858,268 shares
                  (iv) Shared power to dispose or to direct the disposition of: 0 shares
         (c)      Transactions effected by Ms. Diamond in the last 60 days:

                  DATE              SHARES SOLD               SALE PRICE
                  ----              -----------               ----------
                  12/23/99            17,300                   $47.7658
                  12/27/99            76,600                   $48.00
                  12/28/99             6,000                   $48.0850

         (d)      Another's right to receive dividends:  Not applicable
         (e)      Date ceased to be a 5% owner:  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Schottenstein, Ms. Deshe, Ms. Diamond, and Ms. Hoffman have entered into an agreement by which each will advise the others a reasonable time prior to making sales of shares of the issuer's stock, and cooperate in effectuating sales of such shares, through a brokerage firm reasonably acceptable to each of them. If there are limits on the number of shares that may be sold at such time, the parties agree that sales shall be made pro rata in accordance with each individual's ownership of the issuer shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A "Statement of Understanding", dated as of March 31, 1999, entered into by Mr. Schottenstein, Ms. Deshe, Ms. Diamond, and Ms. Hoffman, was previously filed and incorporated herein by reference.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 10, 2000                              /s/  Jay L. Schottenstein
                                                       -------------------------
                                                       Jay L. Schottenstein





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CUSIP No.  02553E 10 6
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Dated: February 10, 2000                     RETAIL VENTURES, INC.

                                             By: /s/ Jay L. Schottenstein
                                                --------------------------------
                                                Jay L. Schottenstein, Chairman



Dated: February 10, 2000                     /s/ Geraldine Schottenstein Hoffman
                                             -----------------------------------
                                             Geraldine Schottenstein Hoffman



Dated: February 10, 2000                     /s/ Ann Schottenstein Deshe
                                             -----------------------------------
                                             Ann Schottenstein Deshe



Dated: February 10, 2000                     /s/ Susan Schottenstein Diamond
                                             -----------------------------------
                                             Susan Schottenstein Diamond